UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549
                                                        ------------------------
                     FORM N-17f-2                             OMB APPROVAL
                                                        ------------------------
                                                        OMB Number:    3235-0360
 Certificate of Accounting of Securities and Similar    Expires:   July 31, 2009
              Investments in the Custody of             Estimated average burden
              Management Investment Companies           hours per response   2.1
                                                        ------------------------
         Pursuant to Rule 17f-2 [17 CFR 270.17f-21]


--------------------------------------------------------------------------------
I. Investment Company Act File Number:               Date examination completed:

811-21947                                             September 30, 2007
--------------------------------------------------------------------------------
2. State identification Number:
   -----------------------------------------------------------------------------
    AL          AK           AZ          AR           CA           CO
   -----------------------------------------------------------------------------
    CT          DE           DC          FL           GA           HI
   -----------------------------------------------------------------------------
    ID          IL           IN          IA           KS           KY
   -----------------------------------------------------------------------------
    LA          ME           MD          MA           MI           MN
   -----------------------------------------------------------------------------
    MS          MO           MT          NE           NV           NH
   -----------------------------------------------------------------------------
    NJ          NM           NY          NC           ND           OH
   -----------------------------------------------------------------------------
    OK          OR           PA          RI           SC           SD
   -----------------------------------------------------------------------------
    TN          TX           UT          VT           VA           WA
   -----------------------------------------------------------------------------
    WV          WI           WY          PUERT0 RICO
   -----------------------------------------------------------------------------
    Other (specify):
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   Old Field Master Fund, LLC
--------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

    733 Third Avenue, 11th Floor, New York, NY  10017
--------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                                 SEC 2198(10-03)

SEC'S COLLECTION OF INFORMATION
-------------------------------
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss 3507. Responses to this collection of information will not be kept confidential.

EISNER                                         Eisner LLP
                                               Accountants and Advisors


                                               750 Third Avenue
                                               New York, NY 10017-2703
                                               Tel 212.949.8700 Fax 212.891.4100
                                               www.eisnerllp.com


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Old Field Master Fund, LLC


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Old Field Master Fund, LLC (the "Company"), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2007. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2007, and with respect to agreement of security purchases and sales, for the period June 1, 2007 (the date of our last examination), through September 30, 2007:

o Confirmation of all investments in investment funds held by the Company, as well as, all subscriptions and redemptions in investment funds during the period
o Reconciliation of all such investments to the books and records of the Company and the administrator

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2007, with respect to investments in investment funds reflected in the investment accounts of the Company are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/s/ Eisner LLP
--------------
Eisner LLP
New York, New York
December 10, 2007

                                 Independent Member of Baker Tilly International

                 Management Statement Regarding Compliance with
                 ----------------------------------------------
            Certain Provisions of the Investment Company Act of 1940
            --------------------------------------------------------


We, as members of management of Old Field Master Fund, LLC (the "Company") are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2007, and from May 31, 2007 through September 30, 2007.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2007, and from May 31, 2007 through September 30, 2007, with respect to securities reflected in the investment accounts of the Company.


Old Field Master Fund, LLC
December 10, 2007

By: /s/ Thomas Modzelewski
    ----------------------
    Thomas Modzelewski